VIA EDGAR

May 14, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Jim Lopez
Legal Branch Chief

Re:     Verso Paper Holdings LLC, et. al.
Registration Statement on Form S-4 (File No. 333-163713)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Verso Paper Holdings LLC and its co-registrants, Verso Paper Inc., Verso Paper LLC, Verso Androscoggin LLC, Verso Bucksport LLC, Verso Sartell LLC, Verso Quinnesec LLC, Verso Maine Energy LLC, Verso Paper Five Corp., Verso Fiber Farm LLC, and Nextier Solutions Corp. (together with Verso Paper Holdings LLC, the “Registrant”), hereby applies for an order granting withdrawal of the Registration Statement on Form S-4, together with all exhibits thereto, File No. 333-163713 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2009 and declared effective on December 23, 2009.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Verso Paper Holdings LLC, 6775 Lenox Center Court, Suite 400, Memphis, TN 38115-4436, facsimile number (901) 369-4228, with a copy to the Registrant’s counsel, O’Melveny & Myers LLP, Attn: Sung Pak, Times Square Tower, 7 Times Square, New York, NY 10036, facsimile number (212) 326-2061.

If you have any questions regarding the foregoing application for withdrawal, please contact Sung Pak of O’Melveny & Myers LLP at (212) 408-2456 or the undersigned at (901) 369-4105.

Respectfully submitted,

/s/ Peter H. Kesser

Peter H. Kesser
Vice President, General Counsel and Secretary